

02005078

CM 2/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-24663~~ 8-24662

RECEIVED FEB 15 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Creative/CW Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Rockledge Drive, Suite 400 A
(No. and Street)

Bethesda, Maryland 20817
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph K. Speicher (301) 589-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berlin, Ramos & Company, P.A.
(Name — *if individual, state last, first, middle name*)

11200 Rockville Pike Suite 115 Rockville, Maryland 20852
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Warren Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative/CW Equities Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Title: President

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BERLIN, RAMOS
& COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

We have audited the accompanying statement of financial condition and computation of net capital of Creative/CW Equities Corporation as of December 31, 2001 and the related statements of income, cash flows and changes in stockholders' equity for the period from January 1, 2001 to December 31, 2001, included in the accompanying Annual Audited Report, Form X-17 A-5 Part III. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative/CW Equities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax
2200 Defense Highway + Suite 305 + Crofton, Maryland 21114 + Telephone (410) 721-2025 + (301) 261-0672 + (410) 261-0621 Fax
CERTIFIED PUBLIC ACCOUNTANTS


BERLIN, RAMOS
& COMPANY, P.A.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berlin, Ramos & Company, P.A.
BERLIN, RAMOS & COMPANY, P.A.

January 16, 2002

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash	$ 10,705
TOTAL ASSETS	$ 10,705

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Income Taxes Payable	$ 35
Accounts Payable	71
TOTAL LIABILITIES	106
STOCKHOLDERS' EQUITY:	
Common Stock, $1 par value, authorized 1,000 shares, issued and outstanding 500 shares	500
Additional Paid-In Capital	22,894
Retained Earnings	(12,795)
TOTAL STOCKHOLDERS' EQUITY	10,599
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,705

The accompanying notes are an integral part of these financial statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 45,000
Interest and Dividends	605
TOTAL REVENUE	45,605
EXPENSES:	
Compensation	45,425
Other Expenses	62
TOTAL EXPENSES	45,487
INCOME BEFORE INCOME TAXES	118
Provision for income taxes	25
NET INCOME	$ 93

The accompanying notes are an integral part of these statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 93
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Income Taxes Payable	(93)	
Total adjustments		(93)
NET INCREASE IN CASH FROM OPERATING ACTIVITIES		0
CASH AT BEGINNING OF YEAR		10,705
CASH AT END OF YEAR		$ 10,705

Supplemental Cash Flow Disclosures:

Income tax payments	$ 118

The accompany notes are an integral part of these financial statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2001	$ 500	$ 22,894	$ (12,888)	$ 10,506
Net Income			93	93
Balances at December 31, 2001	$ 500	$ 22,894	$ (12,795)	$ 10,599

The accompanying notes are integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Corporation recognizes income and expenses on the accrual method of accounting for financial reporting purposes.

Depreciation of Equipment – Equipment totaling $3,953 is recorded at cost and was depreciated on an accelerated method of depreciation. For the current year, all equipment is fully depreciated and no depreciation expense is included in the statement of income.

Cash and Cash Equivalents - For the purposes of reporting cash flows, cash and cash equivalents include money market accounts with a maturity of three months or less.

NOTE 2 - INCOME TAXES

Income tax expense is composed of:

Federal	$ 17
State	8
	$ 25

At December 31, 2001, the Corporation had federal and Maryland income tax due of $17 and $8, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

As of December 31, 2001, the Corporation owes $71 to a 50% shareholder for expenses of the Corporation paid by said shareholder.

CREATIVE/CW EQUITIES CORPORATION
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

SCHEDULE I

Reconciliation pursuant to Rule 17a-5(d)(4) as of December 31, 2001:

Net Capital per annual audited financial statements		$ 10,599
Net Capital per compiled financial statements		$ 10,638
Difference		$ (39)
Provision for income taxes	(25)	
Less: Adjustment for prior years income taxes not adjusted in compiled financial statements	(132)	
Payment of 2001 taxes deducted from net income, Reclassified against payable for audited financial statements	118	$ (39)

CREATIVE/CW EQUITIES CORPORATION
COMPUTATION OF NET CAPITAL AND
FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2001

SCHEDULE II

Computation of Net Capital:	
Total Stockholders' Equity from Statement of Financial Condition	$ 10,599
Total Ownership Equity Qualified for Net Capital, Net Capital before Haircuts on Securities Positions	10,599
Haircuts on Securities:	
Money Market Fund	(214)
Net Capital	$ 10,385
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 7
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (Greater of Minimum Net Capital required and Minimum Dollar Requirement)	$ 5,000
Excess Net Capital	$ 5,385
Excess Net Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness)	$ 10,376

Determination of the Reserve Requirements:

The firm does not hold funds or securities for customers, therefore, the firm is exempt from SEC Rule 15c3-3 under Section 15c3-3(k)(2)(i).

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III

Balance, January 1, 2001	$ 0
Increases and Decreases	0
Balance, December 31, 2001	$ 0



BERLIN, RAMOS
& COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

In planning and performing our audit of the financial statements of Creative/CW Equities Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative/CW Equities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax
2200 Defense Highway + Suite 305 + Crofton, Maryland 21114 + Telephone (410) 721-2025 + (301) 261-0672 + (410) 261-0621 Fax
CERTIFIED PUBLIC ACCOUNTANTS


BR
COMPANY

BERLIN, RAMOS
& COMPANY, P.A.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berlin, Ramos & Company, P.A.

BERLIN, RAMOS & COMPANY, P.A.

January 16, 2002